EXHIBIT 15

                        DREYFUS STABLE VALUE MUTUAL FUND

                                 Rule 18f-3 Plan


     Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

     The Board, including a majority of the non-interested Board members, of Dreyfus STABLE VALUE Mutual Fund (the "Fund") which desires to offer multiple classes has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

     CLASS DESIGNATION: Fund shares shall be divided into Class P, Class S and Class Q shares.

     DIFFERENCES IN SERVICES: The services offered to shareholders of each Class shall be substantially the same, except for certain services provided to holders of Class S and Class Q shares pursuant to a Shareholder Services Plan.

     DIFFERENCES IN DISTRIBUTION ARRANGEMENTS: Each Class of shares shall be offered at net asset value. Class P and Class S shares shall be offered to employee benefit plans, eligible deferred compensation plans, government plans and certain bank collective investment funds. Class Q shares shall be offered to investors investing through a tax-deferred retirement plan such as individual retirement accounts and Keogh Plans. No Class shall be subject to any front-end or contingent deferred sales charges.

     Class S and Class Q shares shall be subject to an annual service fee at the rate of up to .25% of the value of the average daily net assets of the respective Class pursuant to a Shareholder Services Plan.

     EXPENSE ALLOCATION: The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Shareholder Services Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (d) litigation or other legal expenses relating solely to a specific Class; (e) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (f) Board members' fees incurred as a result of issues relating to a specific Class.

     EXCHANGE PRIVILEGES: Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by The Dreyfus Corporation and (b) shares of certain other investment companies specified from time to time.

Dated:   July 29, 1998